ONLINE SECRETARY, INC.

112 North Curry Street

Carson City, NV 89703

July 12, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

Attention: Ajay Koduri

Re:  Online Secretary, Inc.

Registration Statement on Form S-1

Filed December 17, 2012, as amended

File Number: 333-185509

Sirs,

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Online Secretary, Inc., a Nevada Corporation (the “Company”) respectfully requests acceleration of the effective date of the above identified Registration Statement so that such Registration Statement will become effective at 11:00 AM, eastern time, on Tuesday, July 16, 2013, or as soon as possible thereafter.

     The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Online Secretary, Inc.

/s/ Vijay Joshi

By Vijay Joshi, President, Director, Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer